Filed by Liberty Media Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Liberty Media Corporation

Commission File No.: 001-33982

Subject Company: Liberty Entertainment, Inc.

Commission File No.: 333-158795

The Conference Call Transcript of the

DIRECTV - LIBERTY MEDIA CONFERENCE CALL

Held on May 4, 2009 at 8:00 a.m. Eastern Time

Moderator: Jon Rubin

Operator: Good day and welcome to the DIRECTV Liberty Media conference call. Today’s conference is being recorded.  At this time, I would like to turn the conference over to Mr. Jon Rubin, Senior Vice President of Financial Planning and Investor Relations. Please go ahead, sir.

Jon Rubin: Thanks, operator and thanks, everyone, for joining us for the DIRECTV and Liberty announcement conference call.

With me today on the call are Chase Carey, President and CEO of DIRECTV, Greg Maffei, President and CEO of Liberty Media, Larry Hunter, our General Counsel, and Pat Doyle, DIRECTV’s CFO.

In a moment, I’ll hand the call over to Chase and Greg for some introductory remarks, but first I’ll read to you the following. On this call, we make statements that may constitute forward-looking statements within the meeting of the Private Securities and Litigation Reform Act of 1995.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from those expressed or implied by the relevant forward-looking statements.

Factors that could cause actual results to differ materially are described in each of the DIRECTV Group’s and DIRECTV U.S.’s annual reports on Form 10-K, quarterly reports on Form 10-Q and other filings with the SEC, which are available at www.sec.gov.

Additionally in accordance with the SEC’s Regulation G that requires companies reporting non-GAAP financial measures to reconcile these measures to the most directly comparable GAAP measure, we provide reconciliation schedules for the non-GAAP measures and are posted on our Web site at DIRECTV.com.

With that, I’m pleased to introduce Chase.

Chase Carey: Thanks, Jon. We were very pleased to earlier this morning to announce that we’ve entered into a definitive agreement to merge Liberty Entertainment and DIRECTV into a new company, to be named DIRECTV.

Let me first briefly recap the agreement. The Liberty assets and obligations that will be contributed to the new DIRECTV are first about 540 million shares of DIRECTV, second, three regional sports networks that are based in Seattle, Denver, and Pittsburgh, third, 65% of the Game Show Network and FUN Technologies.

In addition, there’s approximately $30 million of cash that exists at the parent level of the entity being merged, plus additional cash balances at the operating company levels that will be retained by DIRECTV.

We’d expect our share of cumulative cash across these entities at December 31, ‘09 to be about $125 million. And finally, about $2 billion of debt and related collars that will be contributed.

Liberty Media businesses that will be staying with Liberty include Starz, their ownership in WildBlue, and fixed (inaudible) now as well as cash.

DIRECTV will issue the Liberty shareholders in exchange for this approximately 519 million shares for these assets. About 497 million shares will be single vote shares, approximately 22 million shares will be high vote shares with 15 votes per share.

These high vote shares will be issued to Dr. Malone and will give him a 24% vote in the new DIRECTV. John’s economic stake in DIRECTV will be about 3% as he also has some single vote shares.

I think the other relevant terms related to Dr. Malone’s holding include first, his vote related to the high vote shares capped at 24%. The second, the high vote shares do not vote as a class, so there’s no unique blocking power. Third, DIRECTV has a right of first refusal to buy his shares should they be offered in a private sale and they convert to a single vote in a public sale, where DIRECTV will have an option to buy his shares in the event of his death at the low vote price plus 10%.

In addition to these terms, DIRECTV will assume about 22 million Liberty employee stock options. DIRECTV has also extended a $650 million credit facility to Liberty that may be used to payments that have to be made to Bank of America on the $2 billion debt arrangement. This credit facility will bear interest at 3.5% until 12/31/09, and thereafter at LIBOR plus 5%. It’s secured by $1.3 billion in DIRECTV stock.

While not part of this agreement, DIRECTV has also extended agreements with Starz and QVC, for 4 and 5 years respectively. Terms of these agreements are consistent with the current terms, although there are a few changes that are to DIRECTV’s benefit. These agreements were properly reviewed and approved as related party transactions by our board.

This transaction is designed to be tax free. The agreement is subject to approvals by the SEC, FCC, and IRS as well as the shareholders of both Liberty and non-Liberty shareholders of DIRECTV.

We’d expect approval to take about 6 months, but you know as we have seen handicapping the time table for that process so it’s difficult. We see no issues in getting the approvals.

We view this as a defining transaction for DIRECTV. First and foremost, it finally puts the strategy and future of DIRECTV in the hands of the DIRECTV shareholders. Since its inception, DIRECTV has been controlled by other corporate entities.

For the first time, DIRECTV shareholders will control its future without the risk of conflict. Second, it aligns the interest of all DIRECTV shareholders. Third, it also eliminates the less than desirable situation whereby there were two public — separate public entities that were almost entirely based on DIRECTV.

And this agreement also provides DIRECTV with unique businesses in the regional sports networks and GSN that are both strategic to us and we believe provide a significant financial upside as they go forward and continue to grow.

DIRECTV is paying a low single-digit premium to conclude this agreement, which we feel is more than justified by the strategic and financial value of the agreement to us. As we noted earlier, we did agree to provide Jon Malone the tie vote stock to conclude this deal. While we would prefer a single vote structure we feel this agreement achieves our core objectives.

First, it aligns Dr. Malone’s interests with other DIRECTV shareholders’ as opposed to with a separate corporate entity. Second his vote of 24% represents a dramatically different position than the current Liberty vote at 48%. And finally, through the provisions I noted earlier, we protected DIRECTV’s interest in the disposition or voting of that stake.

Let me be clear that we view Dr. Malone as a positive force and great supporter of DIRECTV. He will continue as Chairman, and Greg Maffei and Mark Carlton from Liberty will continue on the board. This agreement has never been about eliminating their ability to contribute to DIRECTV. They have been valued partners with unique expertise and we look forward to their continued contributions to our future.

This transaction was about putting control where it should lie, with the DIRECTV shareholders and about aligning interests and eliminating risks.

On closing, we will take a one time charge which essentially relates to the premium we are paying. That charge will be about $300 million to $400 million based on today’s share price, but will ultimately be determined by the share price at the time of close. Due to this charge, we expect this deal to be marginally dilutive in 2009, but to be marginally accretive in 2010.

At this point, I’ll turn it over to Greg Maffei for a couple of comments before taking questions. Thanks.

Greg Maffei: Thank you, Chase; I want to emphasize how excited we are that our shareholders are going to obtain direct ownership of DIRECTV stock and continue to participate in its success.

In fact, our shareholders will be over 52% of the DIRECTV shares going forward on an economic basis. This transaction eliminates the trading stock, trading discount that we are experiencing in our stock compared to the net asset value and obviously that’s a positive thing.

Our DIRECTV shares that have been owned by Liberty are going to receive a premium, as Chase noted, a modest single digit premium in the deal. The programming assets that we own we think are well positioned are going to be converted into more DIRECTV stock, and we believe DIRECTV’s distribution and other strategic capabilities should be able to help drive these assets and make them only perform better. This is a tax-free exchange for our shareholders, something that was important to us, and we will as noted, have continued DIRECTV representation including John serving as Chairman.

This transaction allows us to fall away from certain standstill and related shareholder agreements that inhibited our flexibility as a corporation. It will increase the float, liquidity and likely add to additional index demand for DIRECTV stock.

All of those issues – eliminating that stock arbitrage issue that has previously been noted should be positive. Perhaps most importantly, this is going to provide enhanced strategic flexibility, both for the Liberty shareholders and DIRECTV. Obviously the corporate ownership structure that we had, made certain kinds of transactions and partnerships more difficult.

Lastly, I would like to point out one thing that may have been overlooked or might be overlooked; that our shareholders will also receive an interesting asset in Starz Liberty. Starz last year had OBIT of over $300 million. That should be up 15% to 20% this year. It’s a free cash flow generating entity that has no ad exposure and is performing quite well in this market.

That entity Starz Liberty will also have $650 million of cash as well as the stake, 37% stake in WildBlue and some interesting small businesses, sports related businesses, in PicksPal and Fan Ball, and I think as the market place wakes to that, that will provide incremental value to our shareholders.

So this caps a very good investment cycle for Liberty and its shareholders that began with our exchange of News Corp. stock. On an after tax basis compared to Liberty holding that News Corp. stock, our shareholders are up over $8 billion, and this transaction is entirely consistent with our philosophy of focusing our businesses and returning capital efficiently to our shareholders.

So I want to thank the entire DIRECTV management team for their great success to date, which has made us look like smart investors and their continued success in the future as we are going to be more than 50% of their shares.

With that, let me turn it over back to Jon.

Jon Rubin: Thanks, Greg. Before moving on to Q&A, investors should note that we have members of the media on this call in a listen only mode. I’d like to remind the media that they are not authorized to quote any participants on the call, either directly or in substance other than the representatives of the DIRECTV Group and Liberty Media.

In addition, we are webcasting this call live on the Internet and an archived copy will be kept on our Web site. Operator, we are ready for the first question.

Operator: Thank you, sir; the question and answer session is conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit 1 on your touchtone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, that’s star 1 at this time to ask a question.

We’ll go first to John Hodulik with UBS.

John Hodulik: Thanks, good morning. Congratulations on the deal. Couple of quick questions; first I guess Chase could you talk a little bit about the strategy with the new assets? I realize that it’s coming together pretty quickly but just in terms of the RSNs or the other networks, I mean, are those assets that are going to be long term, beneficial to DIRECTV or something that you could look to sell in the future?

And then secondly, you are still with the company that is producing a lot of free cash flow, that appears to be under-levered. Can you sort of refresh us in terms of what the target leverage ratio of the new company could be and your view on future buy-backs?

Chase Carey: Sure. I guess first on the assets, RSNs and you know GSN, certainly not planning to sell them. I think we are quite excited to own them. We started the RSNs and you know I think particularly given our focus on sports, the importance of sports for us, we really do believe and are excited about the opportunity to work with them to build value within that business and figure out opportunities for us to use our platform to expand and continue to build that business.

I think those businesses clearly add value to distributors. I think you sort of have to look at certain I guess some of the cable deals like Comcast in Boston and San Francisco to look at the value that has been placed on these businesses and we really are excited about building and taking it forward.

I think Game Show; we think it’s a tremendous upside. It’s still in its early stages of growth, clearly in a category in gaming when you have fun with it, it really brings a dimension that sort of makes it a not just a one-dimensional channel but really makes it a multimedia digital platform, that really the future is in front of it.

I think they’ve made some changes there that have enhanced it. They bought the management team in the last couple of years that have really give it some energy and I think focus, and again I think we look for using our distribution platform as something that can provide another dimension to really developing GSN to what it can be.

We have always talked about sort of a belief and I think I can see it as a belief that content and distribution go together and there are synergies and value that can be created by using a distribution platform to develop content assets, and I think those continue to be true even more so as you get into sort of a digital age.

So we’re very excited about those businesses, and certainly the ones that we think have a great future with us. In terms of leverage I think given the credit markets, when we started we said that we historically have leverage — if you go back before the middle of ‘08 you know that would’ve you know that probably we would’ve looked to that would’ve said three to three-and-half multiple was what, given our credit ratings that the market would support.

Clearly the world of credit, the credit markets have changed. You know I think they’re still pretty fluid. I think it’s probably difficult to sort of say what is the — what emerges out of this process and what are the appropriate multiples in a credit world that’s going to evolve.

There’s no question you know we continue be under-leveraged under any ratio, so there’s not a matter of are we under-leveraged. I think that much is clear. I think it’s a little more complicated to try to determine what are these credit markets look like as they stabilize and what’s the right place for us to shoot for you know as we go into it?

We’re going to have to get through this transaction. This transaction is going to have some impact you know in the short-term in terms of buy backs and things like that. But I think as we, with this behind us now I think that those are all things we will quickly try you know try — with our board get our hands around and make a strategy you know make decisions. You know again I think we’ll have to make judgments on timing you know about the markets you’re going into. We certainly don’t want to wade into a time the credit markets have obviously been hostile if not close.

So you know we clearly have flexibility, but I think we would look with now a clean path in front us you know subject to again whatever the restrictions that are going to come with getting this deal through the process it has to go through to try to move forward expeditiously and address those things.

Greg Maffei: Chase, if I could add just one thing this transaction does include a greater than $30 million share net reduction through their purchase of our greater number of shares in DIRECTV than are being issued to our shareholders. And it does actually increase with the $2 billion of debt being assumed, it does increase the leverage by about 1/3 of a turn.

So I think all of Chase’s points are right, but this transaction moves in two positive ways towards reducing that problem.

Operator: We’ll take our next question from Benjamin Swinburne with Morgan Stanley.

Benjamin Swinburne: Thanks. Good morning, guys. Just a couple of points of clarification and I may have missed this at the beginning of the call. Is there any breakup fee language and just going through the steps here?

Greg, you have everything you need on the LEI side from the IRS, SEC – I think you got FCC approval already. But any language around breakup fee you move through both the LEI spin and then closing the DTV’s Liberty-LEI transaction later this year?

And then Chase, just to be clear are you saying you are unable to buy back any stock between now and closing the transaction?

Chase Carey: I think first there’s a breakup fee; a $450 million breakup fee. We are able to buy stock, but it’s in windows that will be you know affected by the process of getting this through.

Larry Hunter: Subject to certain special limitations and then once the proxy statement is out, we’ll have to be out of the market.

Greg Maffei: Ben, there’s a breakup fee, customary breakup fee that really relates to fiduciary; it’s about a 3% of the transaction both ways if we’re talking about a board removing the recommendation for fiduciary reasons it doesn’t go to regulatory issues. The transaction does note, you are correct, we have the FCC approval on the split off. We do not yet have FCC approval on the subsequent merger. And so we’ll need to go through regulatory cycle on all of those, IRS approvals, SEC approvals on the merger, and FCC approvals on the merger.

Benjamin Swinburne: Got you and I don’t know Chase, if you were able to elaborate at all on the Starz and QVC extensions. You mentioned that they were beneficial to DIRECTV, I don’t know if there’s any details you can provide at this point, thanks.

Chase Carey: You know again, what I’d say we obviously had deals in place so it’s not new again I think actually they were consistent with the deals in place to the degree there were changes and I wouldn’t call them huge but I think changes. You know, they’re not actually in some places in material they work to our benefit, but you know I think its an agreement that makes sense for both parties. I mean and I don’t think

— realistically you know they’re probably agreements that are really different then what we would’ve done and we’ve been in discussions you know with both in any event.

So, I’d say they are largely I mean I’m not sort of trying to claim there was significant value parked there. I think these are deals that you know largely would’ve been deals we would’ve done in the ordinary course. But to the degree there are changes, they really – the changes from the current status would’ve accrued to our benefit.

Greg Maffei: If I could look at it from Liberty’s perspective, then, I’d say in general we traded some incremental restrictions and some incremented incentives to DIRECTV for longer term deals that gave us certainty value and we viewed that as a positive.

Benjamin Swinburne: Thank you very much, guys.

Operator: And we’ll take our next question from Vijay Jayant with Barclays Capital.

Vijay Jayant: I don’t know who should answer this, but this structure, I think – is this a Reverse Morris Trust, then if that is the case, does the clock start on the sort of cooling off period at the separation or when the transaction closes? That’s my first question.

Greg Maffei: At the split off, it starts at the split.

Vijay Jayant: It starts at the split. And there’s some comments in your press release about exploring strategic alternatives. Can you know either of you sort of explore what that might be?

Chase Carey: I think it’s from A to Z. I mean it’s really not trying you know it’s not trying to hit at something specific. I mean clearly as you said I think the structure we have today came with clear encumbrances to pursue you know opportunistically pursue whatever you know opportunities may present themselves. And

I think it really is more about flexibility to be opportunistic then you know saying there’s a, you know, specific path you know that we’ve you know we’re on that we’re headed down.

Vijay Jayant: Thanks.

Operator: And we’ll go next to Bryan Kraft with Cross Research.

Bryan Kraft: Hi, thank you. One question on – Chase you mentioned $125 million in cash at year end. I think you meant at LEI. What’s the expected need to draw on the $650 million term loan between now and the end of the year that would you know then add to the $2 billion in debt?

And then just also just wanted to ask Greg you know now that LMDIA is going to be a much smaller entity, would it make sense to consider then recombining the Starz and the other assets there back with LINTA post the spin-off of LEI. Thanks?

Chase Carey: The $650 credit facility is to pay down the $2 billion, so it’s not incremental. There essentially that the first couple tranches of the $2 billion credit facility I think are due you know the end of this year and the beginning of next year. And so you know within the time frame that’s allotted to get this approved, there’s potential that some of that $2 billion starts to come due.

So this credit facility would really be placed you pay that down so it’s not incremental to it, it’s to pay it down. And yeah the $125 is really cash that exist today plus it will accumulate in the operating companies, but the $650 is really in place to pay down what are tranches that debt of that $2 billion that comes in.

Greg Maffei: We have, as Chase noted, we have a series of collars that mature and the Bank of America line will be paid down actually beginning in July as those collars mature and the loan from DIRECTV is to replace that so it’s, the net debt will not increase. In fact, these assets are cash flow generating, as Chase rightly notes, so it should actually, the net debt will be declining.

As far as what me might do at the other Liberty entities, no current plan or intent. We obviously have a lot of flexibility with the tracking stocks and we’ll you know we’ll look and see what makes the most sense.

Bryan Kraft: Thanks very much.

Operator: And we’ll take our next questions from Jeff Wlodarczak with Hudson Square.

Jeff Wlodarczak: Thanks, guys and congratulations. Liberty’s been very successful at spinning out assets. What’s the outlook for spinning out your attractive DIRECTV Latin American assets?

And then I’m sorry if I missed this at the beginning, but can you provide more color on the decision to effectively allow John super voting share in the combined company to essentially increase? Because I guess all else being equal, wouldn’t he have been sort of in the high teens? Thanks.

Chase Carey: Yes, I, well, first of Latin America, Latin America today you know continues to be an asset that we think has you know enormous growth potential in front of it. There’s strategic benefits of its alignment with us that we’ve talked about, whether it’s programming, technology, boxes and the like and we think there’s a real value you know value that we’re going to continue to build in that business over the next couple of years so you know we’re excited about it.

Our focus, I think we’re excited about can we rebuild it? It think we always want to be open minded about you know ways to create value for our shareholders. I guess I’ve said before, I’m not a great fan of sort of just of financial engineering to create value.

I’m not sure it’s been proven highly successful, but I think there are opportunities for us to do things with Latin America that we think really do create value other than you know sort of just moving the chairs around and, the deck chairs around that you know we certainly like.

We think Latin America has a lot of, a great future in it. We think it gives us exciting opportunities you know looking forward, and right now we’re certainly not on a path to doing you know anything specific with it but you know we’ll continue to be open-minded.

In terms of the second question, oh, yes, I mean, again if you take a look, we you know we looked at voting at every year. I think you are right on it, though. I think if you look at it in a different configuration you can end up saying you know John had, with the, he had other voting rights and that inside Liberty that you know blocking rights and blocking powers that you know that don’t exist here that had you know greater value so you know I think in some ways we’re aware of what was there.

You know this was the deal to get to you know a place that I think worked for everybody. And I think for us it achieved our core objective as I said, and you know I think you know again would we end up saying a single-vote structure is the cleanest thing? You know yes. I think we always said this is about value at vote.

We think this voting construct, and again, I wont repeat the things I went through, really achieves you know what we needed to and wanted to achieve. It really does achieve the alignment, the flexibility and the control that we think you know is important for us so I think as in any deal it’s a series of tradeoffs and as you go through it clearly you know the math, it leads you to one place.

But again, there are other rights and clearly differences between 48 and 24, so some of it’s not just mathematical. So you know I think it’s you know part of getting to a place that you know again worked for all of us.

Jeff Wlodarczak: Fair enough. Thank you.

Operator: We’ll take our next question from Jessica Reif-Cohen with Bank of America/Merrill Lynch.

Jessica Reif-Cohen: Yes, you mentioned with Game Show Network that it has multimedia opportunities, and I was just wondering given your incredible balance sheet if you could talk about any interest in other programming assets and give us an update on your broadband initiatives.

Chase Carey: It’s, I’d say at this point you know I don’t know if there’s a whole lot of updates other than to be opportunistic, and I think we believe you know as I said before from a core strategic perspective you know content has you know content and distribution you know do –there are synergies and value created by putting them together.

I think it’s still, this is a unique opportunity to take both, I think on the, clearly, on the sports side assets that were uniquely strategic to us and I think on the GSN side not you know strategic but also an asset that we think has real upside from where it you know sits today that it’s in an earlier stage in terms of its growth cycle.

I think if we can find those type of opportunities, we’d be opportunistic. You know I think I’ve always said content is pretty pricey and therefore you know I don’t, it certainly would not be, I think a lot of content that gets you know put out there at a retail price you know is at a price that you know you don’t really have you know you’re sort of paying for the upside. And that’s probably, that’s not a path we’re going to pursue.

This was an opportunity of assets where I think we can really build to capture the upside and you know take it to, take it into another level and do things that work for both of us. So I don’t probably have a better answer than just saying we will continue to be opportunistic in the content arena, but you know I think again, most content assets we’ve seen have been priced at a place that really would not be you know does not give us the upside opportunity that we’re going to look for.

In terms of broadband, I’d say our focus today is maximizing the, and the, certainly in the short term the focus is maximizing the telco relationships. I think a dimension of that is the telco’s move to 4G is, can, are there opportunities to sort of expand that partnership.

In the wireless arena with them, I think some of the emerging technologies are probably still ones you know we are, we continue to engage with actively. I’m not sure we’d end up saying any of those again are at a place that we make sense you know that would you know make sense for us today.

I think the, I think we’re finding to date that our ability that this sort of path of partnering and aligning with broadband players is, has actually worked well. And again, I think we look at the challenges of being more directly involved in the broadband business with our eyes open and know that’s a you know it’s a tough business you know a probably an increasingly challenging business.

I think today you know I think our recent results would speak to it, we’re competing pretty well in finding solutions that work for customers and you know and solve their broadband needs. So I think our focus is going to continue to be focusing on creating bundled solutions with others, adding wireless to make you know working with the wireless players that are emerging particularly in the telco world to create you know another dimension to that and looking at ways to incorporate broadband into the experience we’re delivering in a home; broadband connectivity, VOD, all you know all those things certainly you know incorporating our technology so that we can deliver the full mix of experiences that tie into broadband. So broadband enabling and working with third party broadband providers.

Operator: We’ll take our next question from Tom Eagan with Collins Stewart.

Tom Eagan: This is great. Thank you very much. I guess both for Chase and for Greg if you could talk a little bit on timing. What made you want to announce this today? Did it have to do with a, the LMDIA discount getting to a certain level? Did you want to get it out before you both reported you know first quarter or were there any other announcements we should be thinking about down the road? Thank you.

Chase Carey: No. I don’t think so. I mean it is a deal we’ve been working on and we got it you know we got it done last night or this morning so I don’t think there was any more timing to it than that.

Greg Maffei: I agree.

Tom Eagan: OK. Thank you.

Operator: We’ll take our next question from Andy Baker with Jeffries & Company.

Andy Baker: Thanks for taking the question and congratulations on a deal that certainly in Liberty’s case has been a long time coming. I just wanted to go again and talk about the timing. What is the current plans for the timing of the separation and redemption of the Liberty Media (track) stock and the Starz Encore creation and is that impacted at all by this transaction?

Greg Maffei: Well, it is impacted by this transaction because if we were to do a straight split-off only, we would not need to wait for a registration statement from DIRECTV. But because the SEC is likely to look at these as a unified set of transactions, we will not be able to have our shareholders vote on the split-off until such time as DIRECTV has an active registration statement which we would anticipate would be some time in August. If that transpires at the end of August, maybe September.

Andy Baker: OK. Thanks. And just to be clear there’s, you don’t anticipate any tax leakage. This is a Reverse Morris Trust and all the Is are dotted and the Ts are cross but for the IRS approval?

Greg Maffei: I would say this deal is contingent on receiving the IRS approval to then give everyone confidence it’s a tax-free deal.

Andy Baker: Great. Thanks a lot. Congratulations again.

Operator: We’ll take our next question from Matthew Harrigan with Wunderlich Securities.

Matthew Harrigan: Most of my questions were answered but with regard to the disruption with the OEMs right now and how that’s effecting Sirius, is there very much you could on an arm’s length basis with DIRECTV to make up the gap there, sort of other tactical you know marketing bases. And do you see you know other opportunities like that you know working with the other Liberty assets that, what will remain outside the purview of the ultimate merger?

Greg Maffei: I would say, and I’ll let Chase obviously add anything he chooses. I would say we think there’s longer term, a lot of interesting things that might transpire between Sirius XM and DIRECTV. Obviously, it’s got to make sense for both parties as they have independent shareholders.

There could be some synergy around marketing and bundling. There could be some programming initiatives and if you want to dream the glorious dream you could think somehow about cooperation on mobile video down the road, which is well, well, really outside of our current business plan at Sirius XM or their current business plan.

As far as working with other Liberty entities, there are things we do in the location-based services space and other places where we might be helpful, but there’s not an obvious set right away. You could think about QVC and shopping but again, not really set right there at the moment.

Matthew Harrigan: And for example Overture, I know that would be very small but is that something you might give some thought to?

Greg Maffei: Hadn’t been top of the thought chain but certainly anything we have that can help Sirius XM, we’re going to be focusing on.

Matthew Harrigan: Great.

Operator: We’ll take our next question from Jason Bazinet with Citi.

Jason Bazinet: I just have two quick questions. I’m assuming there’s no change of control implications for DIRECTV on the heels of this transaction and then second, can you just review again the number of DTV shares held by LMDIA today and how many shares of the new DTV will be held by LEI or will be in addition to LEI.

Chase Carey: Yes. I think it’s in the shares, they hold 549, rounding but 549. And we’re between the high vote and the low vote stock, we’re issuing between 518 and 519 million shares.

Matthew Harrigan: OK.

Chase Carey: In terms of change of control are you ...

Larry Hunter: Yes we don’t have — our bank debt won’t be — or our debt you know both our notes and our bank debt aren’t affected by this transaction.

Jason Bazinet: Are not affected? Thank you.

Operator: We’ll take our next question from Craig Moffett with Sanford Bernstein.

Craig Moffett: Hi, good morning, just a clarification on the reverse Morris Trust Structure am I correct that there are limitations associated with that with respect to M&A for at least some period to preserve the tax benefits of that and if so, what are those that would be sort of a standstill for the time being?

Chase Carey: Yes, Larry why don’t you know you’re probably a bit more technical.

Larry Hunter: Yes, the — there’s what’s known as the super factor which if the last 2 years there haven’t been substantial negotiations, plans, arrangements, understandings, or agreements with third parties. There isn’t a time limit specifically after the Morris Trust split that would be limited.

A lot of people believe that you — that there is a 1 year period that plans as anything else.

Craig Moffett: OK. Thank you.

Operator: We’ll take our next question from Marci Ryvicker with Wachovia Wells Fargo.

Marci Ryvicker: Thanks, I just have one. Has there been any change to the board seats at DIRECTV?

Chase Carey: No.

Marci Ryvicker: OK. Thanks.

Operator: And we’ll go next to Todd Mitchell with Coffman Brothers.

Todd Mitchell: Just a quick question what is the fully diluted share count post all transactions for both — across the board basically?

Chase Carey: We totaled about 990.

Larry Hunter: For DIRECTV.

Chase Carey: For DIRECTV, is what you mean I assume?

Todd Mitchell: OK. Thank you.

Operator: We’ll take our next question from Spencer Wang with Credit Suisse.

Spencer Wang: Thanks, good morning, just a couple of quick questions on clarification. So from a Liberty perspective it’s the share holder vote on June 8 still on or is that been pushed out also? And, secondly, do you have — can you guys give us a sense of when Liberty’s Starz will start trading and if it will start trading on a when issued basis first or it will just start trading regular way? Thank you.

Greg Maffei: The June 8 vote has become moved and been pushed out until such time as we have a proxy filed. So far as Liberty Starz gets trading, we will do everything possible to encourage market makers to start trading as early as possible but ultimately its there decision and whether they choose to trade or on when issued basis or not will be where they market markers see interest.

Spencer Wang: Thank you.

Operator: And we have time for one final question today and it does come from Murray Arenson with Janco Partners.

Murray Arenson: Thanks, good morning, and congratulations. I wanted to ask you first, Greg, on the Liberty Starz, can you give us your thoughts? Obviously Starz throws off a fair amount of cash. Your thoughts on you know how much cash is ideal for that entity and usage of that cash?

Greg Maffei: I don’t believe we’ve set a target capital structure for that. We will be opportunistic in thinking about ways we can utilize that cash. I think it will be consistent with the things that we have been looking at you know we’ve had some success with transactions like Sirius XM playing in the debt markets and we’ll look at those and we’ll consider our other options.

Murray Arenson: OK. And then if I could just ask one last question which is you talked about your confidence with respect to the FCC approval. I just wondered if there was any you know side issues that you can alert us to that you think the regulators might be looking at that we you know might cause you to make some moves ahead of just pushing this through?

Chase Carey: No, I don’t think there are any — I mean I really don’t think there are any issues associated with this. If anything probably the change should be a positive so you know it should be — bringing some change it’s putting DIRECTV more cleanly you know in control of DIRECTV. I think I’ve — usually what you’ve got is other corporate entities you know having a share holding you know introduce some level of conflict or overlap this you know what is clearly to me you know and I think it would be — should be viewed as something that you know is a positive from any regulatory perspective and wouldn’t see any you know issues coming up from that.

Larry Hunter: No, they already approved our combination with the RSNs as part of the news Liberty transaction and this is actually reducing concentration in the media space if you want to look at it.

Murray Arenson: Great, thanks very much.

Operator: And with that, ladies and gentlemen that does conclude today’s conference call. We appreciate your participation. You may disconnect at this time.

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The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about financial guidance, business strategies, market potential, future financial performance, new service and product launches and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory issues, the effect of recessionary economic conditions on business strategies, and the completion of the proposed split-off of a majority of the businesses of the Liberty Entertainment group. These forward looking statements speak only as of the date of this conference, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty and DirecTV, including each’s most recent Form 10-K for additional information about the risks and uncertainties related to Liberty’s and DirecTV’s businesses which may affect the statements made in this transcript.

Additional Information

Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of Liberty Entertainment, Inc. (LEI), the new DIRECTV or any of the Liberty Media tracking stocks.  The offer and sale of shares in the proposed split-off and the related business combination with DIRECTV will only be made pursuant to one or more effective registration statements. Liberty stockholders and other investors are urged to read the registration statements to be filed with the SEC, including the proxy statement/prospectuses to be contained therein, because they will contain important information about these transactions.  A copy of the registration statements and the proxy statement/prospectuses, once filed, will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transactions. Information regarding the directors and executive officers of each of Liberty, LEI and the new DIRECTV and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.